UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014;

Statements of Changes in Net Assets Available for Plan Benefits for the two years ended December 31, 2015; and

Notes to Financial Statements.

Supplemental Schedule of Assets (held at year end as of December 31, 2015).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 23, 2016

By: [signature] 6.23.16

John McKenna
Investment Committee Chair, and
CFO - AZ US & VP Finance NAM

12294668.1

Consent of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 23, 2016, with respect to the statements of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report for Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2016

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2015 and 2014

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i- Schedule of Assets (Held at end of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2016

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS		
Investments:		
Common stock fund - AstraZeneca PLC ADRs	149,829,906	$ 152,640,496
Investments in mutual funds	2,028,911,149	1,439,979,754
Investments in commingled funds	1,245,759,423	692,735,452
Investments in money market funds and other	188,694,902	109,884,128
Investments in collective trust	47,824,917	-
Investments in pooled separate funds	35,273,581	-
Total investments at fair value	3,696,293,878	2,395,239,830
Investments in fully benefit-responsive investment contracts, at contract value	201,821,218	221,696,352
Total Investments	3,898,115,096	2,616,936,182
Contribution receivable	7,284,644	5,325,139
Notes receivable from participants	34,465,103	27,662,652
Total receivables	41,749,747	32,987,791
Net assets available for benefits	3,939,864,843	2,649,923,973

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2015 and 2014

	2015	2014
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ (39,944,095)	$ 140,898,396
Interest and dividends	54,079,901	65,354,186
Total investment income	14,135,806	206,252,582
Contributions:		
Employer	72,641,971	65,532,533
Participants	122,303,010	109,412,147
Rollovers	37,087,441	99,684,854
Plan Assets Transferred	1,289,645,460	-
Total contributions	1,521,677,882	274,629,534
Deductions:		
Benefits paid to participants and rollovers	245,843,225	241,680,817
Administrative expenses	29,593	37,935
Total deductions	245,872,818	241,718,752
Net increase	1,289,940,870	239,163,364
Net assets available for benefits:		
Beginning of the year	2,649,923,973	2,410,760,609
End of the year	$ 3,939,864,843	$2,649,923,973

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the North American Compensation and Benefits Sub-Committee.

Effective as of the close of business on December 31, 2015, the Compensation and Benefits Committee authorized and affected the merger of the assets attributable to US employees under the AstraZeneca Retirement Plan and the Medlmmune LLC 401(k) Plan into the Plan.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility

1. Description of Plan, continued:

requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings or losses. Investment income or losses allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years, except fo loans to purchase a principal residence which may be repaid over a period of up to 10 years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2015, the interest rates on the participant loans range from 3.3% to 10%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were insignificant to the Plan for the years ended December 31, 2015 and 2014.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock and registered investment companies are valued at the period-end quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Dividend income is recorded on the ex-dividend date. The appreciation or depreciation in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for benefits. Interest income is accrued as earned.

Notes Receivable from Participants:

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits:

Benefit payments are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07 "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." For all investments for which fair value is measured using the net asset value per share practical expedient, ASU 2015-07 removes the requirement to make certain disclosures and to categorize them within the fair value hierarchy. These disclosure changes are required for annual reporting periods beginning after December 15, 2015, and interim

2. Significant Accounting Policies, continued:

periods within those annual periods. Adoption is not expected to have a material impact on the Plan financial statements.

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-12 (Part 1-3) (ASU 2015-12). ASU 2015-12 was issued to reduce complexity in employee benefit plan financial reporting and disclosure requirements. Upon adoption of the standard, plans are no longer required to measure fully benefit-responsive investment contracts (FBRICs) at fair value, disaggregate investments by nature, risks, and characteristics, disclose individual investments that represent five percent or more of net assets available for benefits or disclose net appreciation or depreciation for investments by general type. The effective date of the new standard is for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan adopted this new guidance for the year ended December 31, 2015. The updated accounting policy was retrospectively applied to the December 31, 2014 year end numbers.

Subsequent Events:

The Plan has evaluated subsequent events through June 23, 2016, the date the financial statements were available to be issued.

3. Fully Benefit-Responsive Investment Contracts:

The Plan invests in a portfolio of Fully benefit-responsive guaranteed investment contracts issued by insurance companies that is required to be reported at contract value. Fiduciary Capital Management serves as the investment manager for the portfolio, with oversight from the AstraZeneca Investment Committee. The portfolio is credited with interest on the guaranteed investment contracts and debited for participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment. The investment has no unfunded commitments and there are no redemption restrictions other than participants cannot transfer their balance directly to the money market fund.

The Plan holds two types of investment contracts: traditional GICs and synthetic wraps. A GIC is an investment contract issued by an insurance company or bank that provides for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. A synthetic wrap unbundles the investment and insurance components of a traditional GIC. The plan invests in and retains ownership of a pool of fixed income securities (e.g.,government securities, private and public mortgage-backed securities, other asset-backed securities and investment grade corporate obligations, etc.). These securities are “wrapped” by a synthetic investment contract issued by a bank or insurance company that insures that participant-initiated withdrawals from the stable value fund will be paid at book value. There is no immediate recognition of gains and losses on the pool of securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the synthetic wrap.

The following table lists the investments contract value as of December 31, 2015 and 2014:

	Contract Value	
Type of Contract	2015	2014
Traditional	$ 147,409,885	$ 168,621,130
Synthetic	54,441,333	53,075,222
Total	$ 201,851,218	$ 221,696,352

3. Fully Benefit-Responsive Investment Contracts, continued:

Fully benefit Responsive Investments contracts guarantee that (1) the crediting rate provided under the contract will not fall below zero and (2) participant-initiated withdrawals from the fund (i.e., withdrawals as the result of death, disability, retirement, termination of employment, hardship withdrawal, loan, and transfers to a non-competing fund) will be covered at contract value.

Fully benefit-responsive investment contract requirements:

a. The investment contract is negotiated directly between the fund and the issuer and prohibit the fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.
b. Either (1) the repayment of principal and interest credited to participants in the fund are guaranteed by the issuer of the investment contract or (2) prospective interest crediting rate adjustments are provided to participants in the fund on a designated pool of investments held by the fund or the contract issuer whereby a financially responsible third party, through a synthetic wrap, provide assurance that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero. If an event has occurred that may affect the realization of full contract value for a particular investment contract (for example, a decline in creditworthiness of the contract issuer or wrap provider), the investment contract shall no longer be considered fully benefit-responsive.
c. The terms of the investment contract require all permitted participant-initiated transactions with the fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the plan.
d. An event that limits the ability for the fund to transact at contract value with the issuer are premature termination of the contracts by the plan, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives. At this time, management believes the occurrence of any of these events is not probable.

e. The fund itself must allow participants reasonable access to their funds.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2% for the year ended December 31, 2015 and 2014.

4. Fair Value Measurements:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

4. Fair Value Measurements, continued:

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held, less the liabilities, divided by the total number of shares. The underlying assets include American Depositary Receipts ("ADRs") of AstraZeneca PLC. The investment has no unfunded commitments and there are no redemption restrictions.

Mutual funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The underlying assets include equity, fixed income, and money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

Commingled funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV, which is used as a practical expedient to estimate fair value, is based on the fair value of the underlying investments held, less the liabilities, divided by the total number of shares. Net asset values provided by external investment managers are based on quoted prices for the funds' underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. The investment has no unfunded commitments and there are no redemption restrictions.

Collective trusts: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The entity generally uses unadjusted net asset value per share as reported by investment managers as a practical expedient to fair value for its investments in alternative investment funds for which there is no readily determinable market value. Net asset values provided by external investment managers are based on quoted prices for the funds' underlying securities (some of which are marketable), estimates, appraisals, assumptions, and methods that are reviewed by management. The entity considers adjustment of net asset value as reported by the external investment managers in circumstances in which the reported net assets value is not as of the entity's measurement date or in which the investment does not measure net asset value or fair value on a recurring basis. Net asset value may differ from fair value.

Money market funds: Valued at fair value of shares held by the Plan at year end. The fair value is a quoted price in an active market. The underlying assets include money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

Pooled separate account funds: The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Fair Value Measurements, continued:

The following table lists the fair values of investments as of December 31, 2015 and 2014:

	Fair Value Measurements as of December 31, 2015:			
	Level 1	Level 2	Level 3	Total
Common stock fund	-	$149,829,906	-	$149,829,906
Mutual funds	$2,028,911,149	-	-	2,028,911,149
Collective trust	-	47,824,917	-	47,824,917
Commingled fund	-	1,245,759,423	-	1,245,759,423
Money market funds	188,694,902	-	-	188,694,902
Pooled separate funds	-	35,273,581	-	47,824,917
Total investments measured at fair value	$2,217,606,051	$1,478,687,827	$ -	$3,696,293,878

	Fair Value Measurements as of December 31, 2014:			
	Level 1	Level 2	Level 3	Total
Common stock fund	-	$152,640,496	-	$152,640,496
Mutual funds	$1,439,979,754	-	-	1,439,979,754
Commingled fund	-	692,735,452	-	692,735,452
Money market funds	109,884,128	-	-	109,884,128
Total investments measured at fair value	$1,549,863,882	$845,375,948	$ -	$2,395,239,830

5. Internal Revenue Service Status:

On May 7, 2012, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2012, qualified under the applicable provisions of the *Internal Revenue Code*. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6. Plan Termination:

Although it has not expressed any intent to do so, the North America Compensation and Benefits Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

7. Party-in-Interest Transactions:

Certain Plan investments were shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Plan No. 002 EIN 23-2967016

Identity of issuer, borrower, lessor or similar party	Current value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 149,829,906
Investment contracts with insurance companies:	
Jackson National Life	19,876,706
Metropolitan Life Inc. Co.	20,032,705
Mutual of America	12,735,667
New York Life Insurance Co.	30,754,632
Ohio National Life Insurance	13,246,190
Principal Life Insurance	12,844,213
Protective Life Insurance	12,771,697
Prudential Insurance Co. of America	66,799,367
United of Omaha	12,760,041
	201,821,218
Investments in mutual funds:	
DFA US Small Cap I	241,584,710
Fidelity Diversified International K*	60,414,520
BLKRK Tot Return K	665,513
Spartan International Index Fund	139,046,464
Spartan Ext Market IDX FAI	261,925,953
OPP Developing Mkt I	4,862,098
Vanguard Institutional Index Fund	703,641,260
Vanguard Primecap Core Fund	446,362,377
Vanguard Total Bond Market Index Fund	170,408,254
	2,028,911,149
Investment in collective trust:	
Champlain MDCAP CIT	47,824,917
Investments in Commingled Funds	
Vanguard Target 2010	13,548,113
Vanguard Target 2015	55,191,211
Vanguard Target 2020	141,693,575
Vanguard Target 2025	201,950,490
Vanguard Target 2030	235,798,091
Vanguard Target 2035	248,955,487
Vanguard Target 2040	179,107,020
Vanguard Target 2045	100,162,594
Vanguard Target 2050	42,548,418
Vanguard Target 2055	5,177,316
Vanguard Target 2060	1,352,976
Vanguard Target Income	20,274,132
	1,245,759,423
Investment in pooled separate fund:	
New York Life Insurance Co.	35,273,581
Investments in money market funds and other:	
Vanguard Prime Money Market Fund	121,748,386
* FMTC Institute Money Market Fund	66,647,956
Other Interest-Bearing Cash	298,560
	188,694,902
Notes receivable from participants (rates of interest ranging from 3.3% to 10%)	34,465,103
Total	$ 3,932,580,199

* Party-in-interest

See accompanying independent auditors' report.